                                                      Registration No. 333-57062


    As filed with the Securities and Exchange Commission on October 31, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
        OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            SEPARATE ACCOUNT USL VL-R
                              (Exact Name of Trust)

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            (Exact Name of Depositor)
                          390 Park Avenue, 5/th/ Floor
                            New York, New York 10022
          (Complete Address of Depositor's Principal Executive Offices)

                             Pauletta P. Cohn, Esq.
                             Deputy General Counsel
                         American General Life Companies
                               2929 Allen Parkway
                            Houston, Texas 77019-2155
                (Name and Complete Address of Agent for Service)

                Title and Amount of Securities Being Registered:
                  An Indefinite Amount of Units of Interest in
        The United States Life Insurance Company in the City of New York
                            Separate Account USL VL-R
                     Under Variable Life Insurance Policies

Securities Being Offered:  Flexible Premium Variable Life Insurance Policies

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            SEPARATE ACCOUNT USL VL-R
                  RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                            N-8B-2 AND THE PROSPECTUS
                     (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                              CROSS REFERENCE SHEET

ITEM NO. OF FORM N-8B-2*                                               PROSPECTUS CAPTION
-----------------------------------------------------------------------------------------
1                                                                      Additional Information: Separate Account USL VL-R.
2                                                                      Additional Information: USL.
3                                                                      Inapplicable.
4                                                                      Additional Information: Distribution of Policies.
5, 6                                                                   Additional Information: Separate Account USL VL-R.
7                                                                      Inapplicable.**
8                                                                      Inapplicable.**
9                                                                      Additional Information: Legal Matters.
10(a)                                                                  Additional Information: Your Beneficiary. Assigning
                                                                        Your Policy.
10(b)                                                                  Basic Questions You May Have: How will the value
                                                                        of my investment in a Policy change over time?
10(c)(d)                                                               Basic Questions You May Have: How can I change
                                                                        my Policy's insurance coverage? How can I access my
                                                                        investment in a Policy? Can I choose the form in which
                                                                        USL pays out any proceeds from my Policy? Additional
                                                                        Information: Tax Effects.
                                                                        Assigning Your Policy. Payment of Policy Proceeds.
10(e)                                                                  Basic Questions You May Have: Must I invest any
                                                                         minimum amount in a policy? Additional Information:
                                                                         Tax Effects.
10(f)                                                                  Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)                                 Basic Questions You May Have: To what extent will
                                                                        USL vary the terms and conditions of the Policies in
                                                                        particular cases? Additional Information: Voting
                                                                        Privileges; Additional Rights That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)                                 Inapplicable.**
10(i)                                                                  Basic Questions You May Have: How can I change my
                                                                         Policy's insurance coverage? What additional rider
                                                                         benefits might I select?  Additional Information:
                                                                         Separate Account USL VL-R. Tax Effects.
11                                                                     Basic Questions You May Have: How will the value
                                                                        of my investment in a Policy change over time?
                                                                       Additional Information: Separate Account USL VL-R.
12(a)                                                                  Additional Information: Separate Account USL VL-R.
                                                                        Front Cover.
12(b)                                                                  Inapplicable.**
12(c), 12(d)                                                           Inapplicable.**
12(e)                                                                  Inapplicable, because the Separate Account has not
                                                                        commenced operations.
13(a)                                                                  Basic Questions You May Have: What charges will
                                                                        USL deduct from my investment in a Policy? What
                                                                        charges and expenses will the Mutual Funds deduct
                                                                        from amounts I invest through my Policy? How can I
                                                                        change my Policy's insurance coverage?  How can I
                                                                        access my investment? Additional Information: More
                                                                        About Policy Charges. More about our Declared Fixed

                                                                         Interest Account Option.
13(b)                                                                  Inapplicable.
13(c)                                                                  Inapplicable.**
13(d)                                                                  Basic Questions You May Have: To what extent will
                                                                         USL vary the terms and conditions of the Policy in
                                                                         particular cases?
13(e)                                                                  None.
13(f), 13(g)                                                           Inapplicable.**
14                                                                     Basic Questions You May Have: How can I invest
                                                                         money in a Policy? How will the value of my
                                                                         investment in a Policy change over time? Additional
                                                                         Information:  Service Agreements.
15                                                                     Basic Questions You May Have: How can I invest
                                                                         money in a Policy? How do I communicate with
                                                                         USL? Additional Information: Effective Date of Policy
                                                                         and Related Transactions.
16                                                                     Basic Questions You May Have: How will the value
                                                                         of my investment in a Policy change over time?
                                                                         Additional Information: Separate Account USL VL-R.

ITEM NO.                                                               ADDITIONAL INFORMATION
---------------------------------------------------------------------------------------------
17(a), 17(b)                                                           Captions referenced under Items 10(c), 10(d), and
                                                                         10(e).

17(c)                                                                  Inapplicable.**
18(a)                                                                  Captions referred to under Item 16.
18(b), 18(d)                                                           Inapplicable.**
18(c)                                                                  Additional Information: Separate Account USL VL-R.
19                                                                     Additional Information: Separate Account USL VL-R.
                                                                         Performance Information: Our Reports to Policy
                                                                         Owners.
20(a), 20(b), 20(c), 20(d), 20(e), 20(f)                               Inapplicable.**
21(a), 21(b)                                                           Basic Questions You May Have: How can I access
                                                                         my investment in a Policy? Additional Information:
                                                                                Payment of Policy Proceeds.
21(c)                                                                  Inapplicable.**
22                                                                     Additional Information: USL. Tax Effects. Payment of
                                                                       Policy Proceeds. Service Agreements.
23                                                                     Inapplicable.**
24                                                                     Additional Information: Additional Rights That We
                                                                         Have.
25                                                                     Additional Information: USL.
26                                                                     Inapplicable, because the Separate Account has
                                                                         not commenced operations.
27                                                                     Inapplicable, because the Separate Account has
                                                                         not commenced operations.
28                                                                     Additional Information: USL's Management.
29                                                                     Additional Information: USL.
30, 31, 32, 33, 34                                                     Inapplicable, because the Separate Account has
                                                                         not commenced operations.
35                                                                     Inapplicable, because the Separate Account has not
                                                                         commenced operations.
36                                                                     Inapplicable.**
37                                                                     None.
38, 39                                                                 Additional Information: Distribution of the Policies.
40                                                                     Inapplicable, because the Separate Account has not
                                                                         commenced operations.
41(a)                                                                  Additional Information: Distribution of the Policies.

41(b), 41(c)                                                           Inapplicable**
42,43                                                                  Inapplicable, because the Separate Account has not
                                                                         commenced operations or issued any securities.
44(a)(1)                                                               Basic Questions You May Have: How will the value
                                                                         of my investment in a Policy change over time?
44(a)(2)                                                               Inapplicable.
44(a)(3), 44(a)(4), 44(a)(5), 44(a)(6)                                 Basic Questions You May Have: What charges will
                                                                         USL deduct from my investment in a Policy?
                                                                         Additional Information:  Tax Effects.
44(b)                                                                  Inapplicable.**
44(c)                                                                  Caption referenced in 13(a), 13(c) and 13(d) above.
45                                                                     Inapplicable, because the Separate Account has not
                                                                         commenced operations.
46(a)                                                                  Captions referenced in 44(a) above.
46(b)                                                                  Inapplicable.**
47, 48, 49                                                             Inapplicable.**
50                                                                     Inapplicable.**
51                                                                     Inapplicable.**
52(a), 52(c)                                                           Basic Questions You May Have: To what extent can
                                                                         USL vary the terms and conditions of the Policy in
                                                                         particular cases? Additional Information:
                                                                       Additional Rights That We Have.
52(b)                                                                  Inapplicable, because the Separate Account has not
                                                                         commenced operations or issued any securities.
52(d)                                                                  None.
53(a)                                                                  Additional Information: Separate Account USL VL-R.
                                                                         Tax Effects.
53(b), 54                                                              Inapplicable.**
55                                                                     Illustrations of Hypothetical Policy Benefits.
56-58                                                                  Inapplicable.**
59                                                                     Financial Statements.


* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account USL VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                         PLATINUM INVESTOR (SM) SURVIVOR

 Last Survivor Flexible Premium Variable Life Insurance Policy (the "Policy")
                                   Issued by
    The United States Life Insurance Company in the City of New York ("USL")

ADMINISTRATIVE CENTER:      HOME OFFICE:           PREMIUM PAYMENTS:

(Express Delivery)          390 Park Avenue,       (Express Delivery)
2727-A Allen Parkway        5TH Floor              The United States Life
Houston, Texas 77019-2191   New York, New York     Insurance Company in
1-800-251-3720;             10022-4684             the City of New York
1-713-831-3913              1-212-709-6000         c/o Southwest Bank of Texas
(Hearing Impaired)                                 4400 Post Oak Parkway
1-888-436-5258                                     Houston, Texas 77027
Fax: 1-877-445-3098                                Attention: Lockbox Processing
(Except premium payments)

(U.S. Mail)                                        (U.S. Mail)
VUL Administration                                 The United States Life
P. O. Box 4880                                     Insurance Company in the City
Houston, Texas 77210-4880                          of New York
                                                   P. O. Box 4728, Dept. L
                                                   Houston, Texas 77210-4728

This booklet is called the "prospectus."

     Investment options. The USL declared fixed interest account is the fixed investment option for these Policies. You can also use USL's Separate Account USL VL-R ("Separate Account") to invest in the following variable investment options. You may change your selections from time to time:

Fund                                         Investment Adviser                           Investment Option
----                                         ------------------                           -----------------

o   AIM Variable Insurance Funds             A I M Advisors, Inc.                      AIM V.I. International Equity Fund
                                                                                       AIM V.I. Value Fund
o   American Century Variable Portfolios,    American Century Investment               VP Value Fund
        Inc.                                  Management, Inc.
o   Ayco Series Trust                        The Ayco Company, L.P.                    Ayco Growth Fund
o   Credit Suisse Warburg Pincus Trust       Credit Suisse Asset Management, LLC       Small Company Growth Portfolio
o   Dreyfus Investment Portfolios            The Dreyfus Corporation                   MidCap Stock Portfolio - Initial shares
o   Dreyfus Variable Investment Fund         The Dreyfus Corporation                   Quality Bond Portfolio - Initial shares
                                                                                       Small Cap Portfolio - Initial shares
o   Fidelity Variable Insurance Products     Fidelity Management & Research            VIP Asset Manager(SM) Portfolio
        Fund                                      Company                              VIP Contrafund(R) Portfolio
                                                                                       VIP Equity-Income Portfolio
                                                                                       VIP Growth Portfolio
o   Janus Aspen Series - Service Shares      Janus Capital                             Aggressive Growth Portfolio
                                                                                       International Growth Portfolio
                                                                                       Worldwide Growth Portfolio
o   J. P. Morgan Series Trust II             J. P. Morgan Investment Management        J. P. Morgan Small Company
                                                  Inc.                                    Portfolio
o   MFS Variable Insurance Trust             Massachusetts Financial Services          MFS Capital Opportunities Series
                                                  Company                              MFS Emerging Growth Series
                                                                                       MFS New Discovery Series
                                                                                       MFS Research Series

o   Neuberger Berman Advisers Management     Neuberger Berman Management Inc.          Mid-Cap Growth Portfolio
                                                  Trust
o   North American Funds Variable Product    VALIC                                     International Equities Fund
        Series I                                                                       MidCap Index Fund
                                                                                       Money Market Fund
                                                                                       Nasdaq-100 Index Fund
                                                                                       Science & Technology Fund
                                                                                       Small Cap Index Fund
                                                                                       Stock Index Fund

o   PIMCO Variable Insurance Trust           Pacific Investment Management             PIMCO Real Return Bond Portfolio
        Administrative Class                      Company LLC                          PIMCO Short-Term Bond Portfolio
                                                                                       PIMCO Total Return Bond Portfolio

o   Putnam Variable Trust                    Putnam Investment Management, LLC.        Putnam VT Diversified Income Fund - Class IB
                                                                                       Putnam VT Growth and Income Fund - Class IB
                                                                                       Putnam VT International Growth and
                                                                                          Income Fund - Class IB
o   SAFECO Resource Series Trust             SAFECO Asset Management                   RST Equity Portfolio
                                                  Company                              RST Growth Opportunities Portfolio
o   The Universal Institutional Funds, Inc.  Morgan Stanley Asset Management           Equity Growth Portfolio
                                             Morgan Stanley Investments LP             High Yield Portfolio

o   Vanguard Variable Insurance Fund         Wellington Management Company, llp        High Yield Bond Portfolio
                                             The Vanguard Group                        REIT Index Portfolio
o   Van Kampen Life Investment Trust         Van Kampen Asset Management. Inc.         Strategic Stock Portfolio
        - Class I Shares


     Separate prospectuses contain more information about the Mutual Funds ("Funds" or "Mutual Funds") in which we invest the amounts that you allocate to any of the above-listed investment options (other than our declared fixed interest account option). The formal name of each such Fund is set forth in the chart that appears on page 1. Your investment results in any such option will depend on those of the related Fund. You should be sure you also read the prospectus of the Mutual Fund for any such investment option you may be interested in. You can request free copies of any or all of the Mutual Fund prospectuses from your USL representative or from us at our Administrative Center listed above.

     Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown on the first page of this prospectus or return it to the USL representative through whom you purchased the Policy within 10 days after you receive it. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

     Charges and expenses. We deduct charges and expenses from the amounts you invest in the Policy. These are described beginning on page 6.

     Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The Policies are not available in all states.

     The Policies are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable universal life insurance policy is subject to investment risk, including possible loss of principal invested.

                    This prospectus is dated November 1, 2001

                            GUIDE TO THIS PROSPECTUS

         This prospectus contains information that you should know before you purchase a Platinum Investor(SM) Survivor variable life policy ("Policy") or exercise any of your rights or privileges under a Policy. Please read this prospectus carefully and keep it for future reference.

     Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:

-------------------------------------------------------------------------------

                                                                                               Page to
                                                                                             See in this
Basic Questions You May Have                                                                 Prospectus
----------------------------                                                                 -----------

o    What are the Policies?                                                                       4

o    How can I invest money in a Policy?                                                          4

o    How will the value of my investment in a Policy change over time?                            6

o    What charges will USL deduct from my investment in a Policy?                                 6

o    What charges and expenses will the Mutual Funds deduct from
     amounts I invest through my Policy?                                                          9

o    What is the amount of insurance ("death benefit")
     that USL pays when the last surviving contingent insured person dies?                       14

o    What is joint equal age?                                                                    16

o    Must I invest any minimum amount in a Policy?                                               16

o    How can I change my Policy's investment options?                                            18

o    How can I change my Policy's insurance coverage?                                            18

o    What additional rider benefits might I select?                                              19

o    How can I access my investment in a Policy?                                                 21

o    Can I choose the form in which USL pays out proceeds from my Policy?                        23

o    To what extent can USL vary the terms and conditions of the Policy
     in particular cases?                                                                        24

o    How will my Policy be treated for income tax purposes?                                      25

o    How do I communicate with USL?                                                              25


     Financial statements. We have included certain financial statements of USL in this prospectus. These begin on page Q-1.

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page 53, which follows all of the financial pages). That index will refer you to pages that contain more about many of the words and phrases that we use.

                          BASIC QUESTIONS YOU MAY HAVE

What are the Policies?

         Summary. This prospectus describes the last survivor flexible premium variable life insurance Policy issued by USL (Policy Form No. 99206N). The Policy is based on the lives of two persons. We call each person a contingent insured. We pay the death benefit proceeds upon the death of the last surviving contingent insured.

         We apply your net premiums to your Policy. You may invest your premiums in our declared fixed interest account or in one or more of the variable investment options, or both. The value of your investment in a variable investment option depends on the investment results of the related Mutual Fund. We do not guarantee any minimum cash value for amounts allocated to the variable investment options. If the Fund investments go down, the value of a Policy can decline. The value of our declared fixed interest account will depend on the interest rates that we declare.

         Other choices you have. During the insured persons' lifetimes, you may, within limits, (1) request an increase or decrease in the amount of insurance,
(2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your accumulation value under your Policy, upon the last surviving contingent insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

         Illustrations of a hypothetical Policy. Starting on page 26, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your USL representative will also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

         Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page 29 or in the forms of our Policy and riders. A table of contents for the "Additional Information" portion of this prospectus also appears on page 29. You can obtain copies of our Policy and rider forms from (and direct any other questions to) your USL representative or our Administrative Center (shown on the first page of this prospectus).

How can I invest money in a Policy?

         Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the contingent insureds. We can refuse to accept a subsequent premium payment that is less than $25. Policies issued with automatic premium payment plans may have different minimums. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your right to return expires, as discussed on page 2, will be allocated upon receipt to the available investment options you have chosen.

         Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "How will my Policy be treated for income tax purposes?" beginning on page 25 and "Tax Effects" beginning on page 31. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

         Also, in certain limited circumstances additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the contingent insureds do not provide us with adequate evidence that they continue to meet our requirements for issuing insurance.

         Checks and money orders. You may pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "The United States Life Insurance Company in the City of New York," or "USL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on the first page of this prospectus.

         We also accept premium payments by bank draft, wire or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your USL representative or from our Administrative Center shown on the first page of this prospectus.

         Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

         Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other variable investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. (The term "valuation period" is described on page 39.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the money market investment option becomes exhausted. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. We do not charge you for using this service.

         Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. We do not charge you for using this service.

How will the value of my investment in a Policy change over time?

         Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 6 under "Premium tax charge" and "Other deductions from each premium payment." We invest the rest in one or more of the investment options listed in the chart on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

         Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Mutual Fund. Over time, your accumulation value in any such investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will also be reduced by certain charges that we deduct. We describe these charges beginning on page 6 under "What charges will USL deduct from my investment in a Policy?"

         You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your USL representative or from our Administrative Center shown on the first page of this prospectus.

         We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit interest on that accumulation value at a rate, which we declare from time to time. We guarantee that the interest will be credited at an effective annual rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 9. The "daily charge" described on page 7 and the charges and expenses of the Mutual Funds discussed on pages 9 - 14 do not apply to our declared fixed interest account option.

         Policies are "non-participating." You will not be entitled to any dividends from USL.

What charges will USL deduct from my investment in a Policy?

         Premium tax charge. We deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range from 0.75% to 3.5%. You are not permitted to deduct the amount of these taxes on your income tax return.

         Other deductions from each premium payment. After we deduct premium tax from your premium payment, we will deduct 6.5% from the remainder on all premiums received during the first 10 years. Thereafter we will deduct 1% of each premium, after deducting premium taxes. Your Policy refers to these deductions as a Premium Expense Charge. We use these charges to cover sales expenses, including commissions.

         Daily charge. We will deduct a daily charge at an annual effective rate of 0.40% of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 10 years, however, we will reduce this rate to an annual effective rate of 0.20%, and after 30 years, to an annual effective rate of 0.10%. We guarantee these rate reductions. We apply this charge to pay for our mortality and expense risks.

         Flat monthly charge. We will deduct $6 from your accumulation value each month. The flat monthly charge makes up a part of the Monthly Administration Fee shown on page 3 of your Policy. We use this charge to pay for the cost of administrative services we provide under the Policies. See "Monthly charge per $1,000 of specified amount" below for a description of the balance of the Monthly Administration Fee.

         Monthly charge per $1,000 of specified amount. We also deduct this charge monthly from your accumulation value for the first 10 Policy years, or for 10 Policy years for any increase in specified amount. The dollar amount of this charge changes whenever there is any change in your Policy's specified amount. (We describe the specified amount under "Your specified amount of insurance" on page 14.) This charge varies according to the specified amount and the premium classes of the contingent insureds. This charge is a maximum of $0.60 for each $1,000 of specified amount. The actual amount of this charge for your Policy is the amount in excess of the first $6 of the Monthly Administration Fee shown on page 3 of your Policy. We use this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

         Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the last surviving contingent insured died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies, a greater amount at risk results in a higher monthly insurance charge.

         For otherwise identical Policies, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower for insured persons in most age and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum. In general, the longer you own your Policy, the higher the cost of insurance rate will be as the contingent insureds grow older.

         Also our cost of insurance rates will generally be lower if one or both of the contingent insureds is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users. On the other hand, contingent insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

         We use this charge primarily to fund the death benefits we pay under the Policies.

         Under New York law, a portion of our cost of insurance rates is used to recover acquisition costs associated with issuing your Policy. Such acquisition costs are higher in the early policy years.


         Under New York law, any changes in the cost of insurance rates, interest rates, mortality and expense charges, percentage of premium charges or the monthly administration fee will be based on our expectations as to investment earnings, mortality, persistency and expenses (including, reinsurance costs and applicable tax charges). Such changes in policy cost factors will be determined in accordance with procedures and standards on file with the New York Insurance Department and will be determined at least every five years.

         Surrender Charge. The Policies have a surrender charge that applies for a maximum of the first 10 Policy years (and for a maximum of the first 10 Policy years after any requested increase in the Policy's specified amount).

         The amount of the surrender charge depends on the ages and other insurance characteristics of the contingent insureds. The maximum amount of your Policy's surrender charge will be shown in the table beginning on page 25 of the Policy. It may initially be as high as $16.52 per $1,000 of specified amount or as low as $0.47 per $1,000 of specified amount (or any increase in the specified amount).

         We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's specified amount, we will deduct any remaining amount of the surrender charge that was associated with the specified amount that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" beginning on page 21 and "Change of death benefit option" beginning on page 19. For those Policies that lapse in the first 10 Policy years, we use this charge to help recover sales expenses.

         Partial surrender fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. We use this charge to help pay for the expense of making a partial surrender.

         Transfer charges. We may charge a $25.00 transfer fee for each transfer between investment options that exceeds 12 each policy year. We do not currently assess this charge, but reserve the right to do so in the future. Any such suspension or charge will be administered in a nondiscriminatory manner. The $25.00 charge will not apply to transfers made under the Dollar Cost Averaging or Automatic Rebalancing provisions.

         Charge for taxes. Although we don't currently do so, we can make a charge in the future for taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

         For a further discussion regarding the charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 38.

         Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.


What charges and expenses will the Mutual Funds deduct from amounts I invest through my Policy?

         Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. The charges and expenses that we show in the following table are for each Fund's most recent fiscal year ended, unless we indicate otherwise:

THE MUTUAL FUNDS' ANNUAL EXPENSES1  (as a percentage of average net assets)


                                                     Fund                        Other Fund            Total Fund
                                                  Management                     Operating             Operating
                                                 Fees (After                  Expenses (After       Expenses (After
                                                   Expense          12b-1         Expense               Expense
               Name of Fund                    Reimbursement)3      Fees      Reimbursement)3       Reimbursement)3
               ------------                    --------------       ----      --------------        -------------

AIM Variable Insurance Funds:1

AIM V.I. International Equity Fund                  0.73%                          0.29%                 1.02%

AIM V.I. Value Fund                                 0.61%                          0.23%                 0.84%

American Century Variable Portfolios,
Inc.:1


VP Value Fund                                       1.00%                          0.00%                 1.00%

Ayco Series Trust:2

Ayco Growth Fund                                    0.00%                          1.00%                 1.00%

Credit Suisse Warburg Pincus Trust:1

Small Company Growth Portfolio3                     0.90%                          0.21%                 1.11%

Dreyfus Investment Portfolios:1

MidCap Stock Portfolio - Initial shares3,4          0.75%                          0.25%                 1.00%

Dreyfus Variable Investment Fund:1

Quality Bond Portfolio - Initial shares             0.65%                          0.07%                 0.72%

Small Cap Portfolio - Initial shares                0.75%                          0.03%                 0.78%

Fidelity Variable Insurance Products
Fund:1,5


VIP Asset ManagerSM Portfolio                       0.53%           0.25%          0.10%                 0.88%

VIP Contrafund(R)Portfolio6                          0.57%           0.25%          0.10%                 0.92%

VIP Equity-Income Portfolio6                        0.48%           0.25%          0.10%                 0.83%

VIP Growth Portfolio6                               0.57%           0.25%          0.09%                 0.91%

Janus Aspen Series-Service Shares:7


Aggressive Growth Portfolio                         0.65%           0.25%          0.02%                 0.92%

International Growth Portfolio                      0.65%           0.25%          0.06%                 0.96%

Worldwide Growth Portfolio                          0.65%           0.25%          0.05%                 0.95%




J. P. Morgan Series Trust II:1

J. P. Morgan Small Company                          0.60%                          0.55%                 1.15%
         Portfolio3



                                       10           (Footnotes begin on page 12)



                                                     Fund                        Other Fund            Total Fund
                                                  Management                     Operating             Operating
                                                 Fees (After                  Expenses (After       Expenses (After
                                                   Expense          12b-1         Expense               Expense
               Name of Fund                    Reimbursement)3      Fees      Reimbursement)3       Reimbursement)3
               ------------                    --------------       ----      --------------        -------------

MFS Variable Insurance Trust:1

MFS Capital Opportunities Series8                   0.75%                          0.16%                 0.91%

MFS Emerging Growth Series8                         0.75%                          0.10%                 0.85%

MFS New Discovery Series3,8                         0.90%                          0.16%                 1.06%

MFS Research Series8                                0.75%                          0.10%                 0.85%

Neuberger Berman Advisers
Management Trust:1


Mid-Cap Growth Portfolio                            0.84%                          0.14%                 0.98%

North American Funds Variable
Product Series I:1, 9


International Equities Fund                         0.35%                          0.07%                 0.42%

MidCap Index Fund                                   0.30%                          0.08%                 0.38%

Money Market Fund                                   0.50%                          0.10%                 0.60%

Nasdaq-100(R)Index Fund                              0.40%                          0.12%                 0.52%

Science & Technology Fund                           0.90%                          0.10%                 1.00%

Small Cap Index Fund                                0.35%                          0.09%                 0.44%

Stock Index Fund                                    0.26%                          0.08%                 0.34%

PIMCO Variable Insurance Trust
Administrative Class:1, 10


PIMCO Real Return Bond Portfolio                    0.25%                          0.40%                 0.65%

PIMCO Short-Term Bond Portfolio                     0.25%                          0.35%                 0.60%

PIMCO Total Return Bond Portfolio3                  0.25%                          0.40%                 0.65%

Putnam Variable Trust11


Putnam VT Diversified Income Fund                   0.68%           0.25%          0.10%                 1.03%
        - Class IB12

Putnam VT Growth and Income Fund                    0.46%           0.25%          0.04%                 0.75%
        - Class IB12


Putnam VT International Growth and                  0.80%           0.25%          0.17%                 1.22%
        Income Fund - Class IB12

SAFECO Resource Series Trust:1

                                       11           (Footnotes begin on page 12)



                                                     Fund                        Other Fund            Total Fund
                                                  Management                     Operating             Operating
                                                 Fees (After                  Expenses (After       Expenses (After
                                                   Expense          12b-1         Expense               Expense
               Name of Fund                    Reimbursement)3      Fees      Reimbursement)3       Reimbursement)3
               ------------                    --------------       ----      --------------        -------------


RST Equity Portfolio                                0.74%                          0.04%                 0.78%

RST Growth Opportunities  Portfolio                 0.74%                          0.03%                 0.77%

The Universal Institutional Funds, Inc.:1

Equity Growth Portfolio3                            0.48%                          0.37%                 0.85%

High Yield Portfolio3                               0.26%                          0.54%                 0.80%

Vanguard Variable Insurance Fund:


High Yield Bond Portfolio                           0.18%                          0.08%                 0.26%

REIT Index Portfolio                                0.34%                          0.13%                 0.47%

Van Kampen Life Investment Trust -  Class
I Shares:1


Strategic Stock Portfolio3                          0.13%                          0.53%                 0.66%

-----------------

1 Most of the Mutual Fund's advisers or administrators have entered into arrangements under which they pay certain amounts to USL for services such a proxy mailing and tabulation, mailing of fund related information and responding to Policy owners' inquiries about the Funds. PIMCO Variable Insurance Trust has entered into such an arrangement directly with us. The fees shown above for Total Fund Operating Expenses are unaffected by these arrangements. To the extent we receive these fees, we do not lower the Policy fees we charge you. We do not generate a profit from these fees, but only offset the cost of the services. (See "Certain Arrangements" on page 39 and "Services Agreements" on page 51.)

2 The Ayco Growth Fund is a new Fund that became effective in December 2000. The
  Fund has an expense limitation agreement in place to limit its 2001 fees and charges to 1.00%.

3 For the Funds indicated, management fees and other expenses as shown for fiscal year 2000 would have been the percentages shown below without certain voluntary fee waivers and expense reimbursements from the investment adviser or other parties. Current and future fees and expenses may vary from the fiscal year 2000 fees and expenses.


                                       12        (Footnotes continue on page 13)


                                                        Management           Other                Total
                                                            Fees           Expenses          Annual Expenses
                                                    ------------------- ---------------- ------------------------

Credit Suisse Warburg Pincus Trust:
         Small Company Growth Portfolio                   0.90%              0.23%                1.13%

Dreyfus Investment Portfolios:
         MidCap Stock Portfolio - Initial                 0.75%              0.29%                1.04%
                  shares

J.P. Morgan Series Trust II:
         J.P. Morgan Small Company                        0.60%              0.72%                1.32%
         Portfolio

MFS Variable Insurance Trust:
          MFS New Discovery Series                        0.90%              0.19%                1.09%

PIMCO Variable Insurance Trust Administrative
Class:
         PIMCO Total Return Bond Portfolio                0.25%              0.41%                0.66%

The Universal Institutional Funds, Inc.:
         Equity Growth Portfolio                          0.55%              0.37%                0.92%
         High Yield Portfolio                             0.50%              0.54%                1.04%

Van Kampen Life Investment Trust - Class I Shares:
         Strategic Stock Portfolio                        0.50%              0.53%                1.03%


  No other Funds received any fee waivers and expense reimbursements.

4 The expenses shown in THE MUTUAL FUNDS' ANNUAL EXPENSES table above reflect the MidCap Stock Portfolio adviser's waiver of fees or reimbursement of expenses for the fiscal year ended December 31, 2000. For such fiscal year, the Portfolio's adviser further reimbursed the Portfolio for other expenses so that the total annual Portfolio expenses were 0.98% instead of 1.00%. This additional expense reimbursement was voluntary. The "Other Fund Operating Expenses" information provided in THE MUTUAL FUNDS' ANNUAL EXPENSES table has been restated to reflect the amount the fees would have been without the additional voluntary reimbursement. The Portfolio's adviser has agreed, until December 31, 2001, to waive receipt of its fees and/or assume the expenses of the Portfolio so that the expenses of the Portfolio (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowing) do not exceed 1.00%. See the accompanying MidCap Stock Portfolio prospectus for more details.

5 The prospectuses for Fidelity Variable Insurance Products Fund under "Fund
  Distribution" discuss this 12b-1 fee.

6 Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. See the accompanying prospectuses for Fidelity Variable Insurance Product Fund for details.

7 Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for the Aggressive Growth, International Growth and Worldwide Growth Portfolios. All expenses are shown without the effect of any expense offset arrangements. The prospectus for Janus Aspen Series under "Fees and Expenses" discusses the 12b-1 fee.

8 Each of the MFS Capital Opportunities, MFS Emerging Growth, MFS New Discovery and MFS Research Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent. Each Series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Series' expenses. The "Other Fund Operating Expenses" in THE MUTUAL FUNDS' ANNUAL EXPENSES table above do not take into account these expense reductions, and are therefore higher than the actual expenses of the Series. Had these fee reductions been taken into account, "Total Fund Operating Expenses (After Expense Reimbursements)" in THE MUTUAL FUNDS' ANNUAL

                                       13        (Footnotes continue on page 14)

EXPENSES table above would be lower for the Series and would equal 0.90% for MFS Capital Opportunities Series, 0.84% for MFS Emerging Growth Series, 1.05% for MFS New Discovery Series, and 0.84% for MFS Research Series. See the accompanying MFS Variable Insurance Trust prospectus for more details.

9 The Expenses have been restated to reflect contractual changes effective
  May 1, 2001.

10USL has entered into a service agreement with PIMCO Variable Insurance Trust under which a portion of the Other Fund Operating Expenses is paid to USL to reimburse USL for services provided to the PIMCO Variable Insurance Trust.

11The prospectus for Putnam Variable Trust under "Distribution Plan" discusses this 12b-1 fee.

12The Fund's fees have been restated to reflect an increase in 12b-1 fees currently payable to Putnam Retail Management. The Trustees of Putnam Variable Trust currently limit 12b-1 fee payments on Class IB shares to 0.25% of average net assets.

What is the amount of insurance ("death benefit") that USL pays when the last surviving contingent insured dies?

         Your specified amount of insurance. In your application to buy a Platinum Investor Survivor Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We also provide a guaranteed minimum death benefit equal to the initial specified amount. We provide more information about the specified amount and the guaranteed minimum death benefit under "Monthly guarantee premiums," beginning on page 17. You should read this other discussion carefully because it contains important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

         Your death benefit. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. At any time before the death of the last surviving contingent insured, you can choose whether the death benefit we will pay is

         o Option 1--The specified amount on the date of the last surviving contingent insured's death; or

         o Option 2--The specified amount plus the Policy's accumulation value on the date of the last surviving contingent insured's death.

         Under Option 2, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under Option 2.

         Any premiums we receive after the last surviving contingent insured's death will be returned and not included in your accumulation value.

         We may pay a larger death benefit depending on the amount of the accumulation value on the date of death, as explained below.

         Federal tax law requires a minimum death benefit in relation to the accumulation value in order for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests at issue, and, once elected, the choice may not be changed. Factors you should consider in making this choice are discussed below.

         The "guideline premium test" limits the amount of premiums paid under a Policy at any time to a certain amount which depends on the size of the Policy and the age and gender of the contingent insureds. Therefore, the maximum premiums you can pay are generally more limited under this test than under the cash value accumulation test.

         The other major difference between the two tax tests involves the Policy's "alternative death benefit." The alternative death benefit is calculated as shown in the tables that follow. During any time when the alternative death benefit works out to be more than the Option 1 or Option 2 death benefit you have chosen, we would automatically deem the death benefit to be such higher amount.

As illustrated in the tables below, choosing the cash value accumulation test for tax law compliance generally makes it more likely that an alternative death benefit will apply. Therefore, if you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the alternative death benefit may cause your Policy's death benefit to be higher if you choose that test than if you choose the guideline premium test. To the extent that the alternative death benefit does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. (This compensates us for the additional risk that we might have to pay the higher alternative death benefit.)

         If you have selected the guideline premium test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by the following percentages:

               SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                       SELECT THE GUIDELINE PREMIUM TEST)

        YOUNGER
        CONTINGENT
        INSURED's
          AGE*          40         45        50         55         60         65       70        75       100
             %         250%       215%     185%       150%       130%       120%      115%      105%      100%

-------------

* Age nearest birthday at the beginning of the Policy year in which the last surviving contingent insured dies. We use the younger contingent insured's age for this purpose even if the younger contingent insured is the first to die.

         If you have selected the cash value accumulation test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by a percentage that will be set forth on page 4 of your Policy. The percentage varies based on the insurance characteristics of the contingent insureds. Below is an example of applicable alternative death benefit percentages for the cash value accumulation test. The example is for a male non-tobacco user and a female non-tobacco user both preferred premium class and issue age 55.

               SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                    SELECT THE CASH VALUE ACCUMULATION TEST)


Policy Year    1         2         3          5        10         20         30       40        45

      %      313%       301%      290%       268%      222%       159%      126%      111%      104%

-------------

Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

What is joint equal age?

         Your Policy has been issued on the basis of a joint equal age. Joint equal age is a calculation that blends the ages and insurance risks of the contingent insureds. We use the joint equal age in the Policy to help determine some of the charges under the Policy. We determine the joint equal age by using the contingent insureds' individual ages nearest their birthdays, with an adjustment which is a function of:

         o   the age of each contingent insured;

         o   the gender of each contingent insured; and

         o   the premium class of each contingent insured.

         We show the joint equal age as of the date of issue on the Policy's schedule page. The attained joint equal age increases one year on each Policy anniversary. The attained joint equal age continues to increase after the death of either contingent insured.

Must I invest any minimum amount in a Policy?

         Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero or that the guaranteed minimum death benefit (described under "Monthly guarantee premiums" on page 17) remains in effect ("Cash surrender value" is explained under "Full surrender" on page 21). The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, as a result of the market performance and/or deductions we periodically make from your accumulation value.

         Policy lapse and reinstatement. If your Policy's cash surrender value falls to an amount insufficient to cover the monthly charges, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that each contingent insured who was living when the Policy lapsed is still living and meets our requirements for issuing coverage. Also, you will have to pay at least the amount of premium that we estimate will keep your Policy in force for two months, as well as pay or reinstate any indebtedness. You will find additional information in the Policy about the values and terms of a Policy after it is reinstated.

         Monthly guarantee premiums. Page 3 of your Policy will specify a "Guaranteed Minimum Death Benefit Monthly Premium." If you pay these guarantee premiums, we will provide an Option 1 death benefit, even if your policy's cash surrender value has declined to zero, and even if you have selected Option 2 as the death benefit for your Policy.

         We call this our "guaranteed minimum death benefit," and here are its terms and conditions. On the first day of each Policy month that the cash surrender value is not sufficient to pay the monthly deduction, we check to see if the cumulative amount of premiums paid under the Policy, less any Policy loans, is at least equal to the sum of the monthly guarantee premiums for all Policy months to date, including the Policy month then starting. (Policy months are measured from the "Date of Issue" that will also be shown on page 3 of your Policy.) So long as at least this amount of premium payments has been paid by the beginning of that Policy month, the Policy will not enter a grace period or terminate (i.e., lapse) because of insufficient cash surrender value, unless the guaranteed minimum death benefit has terminated as discussed in the paragraph immediately below.

The guaranteed minimum death benefit terminates if

         o   The Policy terminates following a grace period.

         o   You change the death benefit Option.

         o   You request any decrease in specified amount.

         o   You make a partial surrender.

         o   You surrender the Policy.

We change the monthly guarantee premium whenever

         o We approve any request you make to increase your Policy's specified amount.

         o We approve any application you make after your Policy is issued for an additional rider benefit or any increase in a rider benefit.

         o You request removal or decrease of a rider benefit that provides term life insurance coverage.

         Once the guaranteed minimum death benefit terminates for any reason, it can never be restored or reinstated, even if the Policy itself continues or is reinstated. At any time before your guaranteed minimum death benefit terminates, however, you may pay any monthly guarantee premiums that you have not yet paid to date and thereby continue to have the protection that the guarantee affords.

         The amount of premiums that must be paid to maintain the guaranteed minimum death benefit will be increased by the cumulative amount of any loans (including any loan increases to pay interest) you have taken from your Policy.

How can I change my Policy's investment options?

         Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

         Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a year are free of charge. We may charge you $25 for each additional transfer. We do not currently assess this charge, but reserve the right to do so in the future. You may make transfers from the variable investment options at any time. You may make transfers from the declared fixed interest account only during the 60-day period following each Policy anniversary. The amount that you can transfer each year from the declared fixed interest account is limited to the greater of:

         o 25% of the unloaned accumulation value you have in the declared fixed interest account as of the Policy anniversary; or

         o the sum of any amounts you transferred or surrendered from the declared fixed interest account during the previous Policy year.

         Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional Rights That We Have" on page 44.

         Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers involving large amounts. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable time with reasonable notice to prevent market timing efforts that could disadvantage other Policy owners.

How can I change my Policy's insurance coverage?

         Increase in coverage. At any time while both contingent insureds are living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that both contingent insureds continue to meet our requirements for issuing insurance coverage.

         We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the ages and premium classes of the contingent insureds at the time of the increase. Also, a new amount of surrender charge applies to the specified amount. These amounts are the same as it would be if we were instead issuing the same amount of additional coverage as a new Platinum Investor Survivor Policy.

         Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the specified amount cannot be less than the greater of (i) $100,000, and (ii) any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the Federal tax law definition of life insurance. We will apply a reduction in specified amount proportionately against the specified amount provided under the original application and any specified amount increases. We will deduct from your accumulation value any remaining surrender charge. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed.

         Change of death benefit option. You may at any time, before the death of the last surviving contingent insured request us to change your coverage from death benefit Option 1 to Option 2 or vice-versa.

         o If you change from Option 1 to Option 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change at our Administrative Center shown on the first page of this prospectus. We will not charge a surrender charge for this reduction in coverage.

         o If you change from Option 2 to Option 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

         Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 31 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

         Effect of changes in insurance coverage on guaranteed minimum death benefit. Most types of changes in coverage will result in termination of our guarantee that, if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly guarantee premiums," beginning on page 17.

What additional rider benefits might I select?

         You can request that your Policy include the additional rider benefits described below. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. More details are included in the form of each rider, which we suggest that you review if you choose these benefits.

    Maturity Extension Rider
    ------------------------

         o This rider permits you to extend the Policy's maturity date beyond what it otherwise would be. The rider provides for a death benefit after the original maturity date that is equal to the accumulation value on the date of the last surviving contingent insured's death. With this rider, all accumulation value that is in the Separate Account can remain there. There is no additional charge for this rider.

         o No additional premium payments or Policy changes will be allowed after the original maturity date. Any outstanding loans must be paid.

         o   You cannot revoke this rider after you have elected it.

         o Extension of the maturity date beyond the younger contingent insured's age 100 may result in the current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

    Split Policy Exchange Rider
    ---------------------------

         This rider provides you with the right at any time while both contingent insureds are living to request that the Policy be split into two separate policies, insuring each of the contingent insureds under new, single life policies. In order for you to exercise this right, neither contingent insured could have the "uninsurable" premium class when the original Policy was issued.

         Here are the additional features about this rider:

         o You can choose the amount of coverage on each policy, as long as the total equals the death benefit amount of the Policy. We will transfer the cash surrender value of the Policy, after paying off any outstanding loan, to the new policies in the same proportion as the new face amounts are to each other.

         o The new policies can be any flexible or level premium whole life policy or endowment plan we would ordinarily issue when this rider is exercised.

         o   The Policy terminates when we issue the new policies.

         o Under each of the new policies, if the insured commits suicide within the first two policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid on the Policy insuring the deceased person to the time of death minus any outstanding policy loans (plus any unearned loan interest) and partial surrenders.

         o   There is no additional charge for exercising this rider.

         You can choose to exchange only if the contingent insureds were married to one another and have divorced, the Federal unlimited marital deduction is repealed, or there is a reduction of at least 50% of the tax rate in the maximum Federal estate tax bracket. However, in the case of divorce, the divorce decree must have been final at least 24 months before the exchange. In these situations, the original Policy's specified amount and cash surrender value will be split equally between the two new policies.

         The new policies are subject to underwriting based on our established procedures. This rider requires that both contingent insureds are found to be insurable.

How can I access my investment in a Policy?

         Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value."

         Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $100,000.

         If the Option 1 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $25,000. If the Option 2 death benefit is then in effect, we will automatically reduce your accumulation value.

         You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

         There is a partial surrender fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make.

         Option to Exchange Policy During First 18 Months. Under New York law, at any time during the first 18 months from the Date of Issue of your Policy, and while the Policy is in force on a premium paying basis, it may be exchanged for any general account fixed benefit plan of life insurance, based on the lives of two persons, offered by us for exchange, subject to the following conditions:

         o the new policy will be issued with the same Date of Issue, insurance age, and risk classification as your Policy;

         o the amount of insurance will be the same as the initial amount of insurance under your Policy;

         o the new policy may include any additional benefit rider included in this Policy if such rider is available for issue with the new policy;

         o the exchange will be subject to an equitable premium or cash value adjustment that takes appropriate account of the premiums and cash values under the original and new policies; and

         o   evidence of insurability will not be required for the exchange.

         Right to Convert in the Event of a Material Change in Investment Policy. Under New York law, if there is a material change in the investment policy of Separate Account USL VL-R which has been approved by the Superintendent of the New York Insurance Department, and you object to such change, you shall have the option to convert, without evidence of insurability, to a general account fixed benefit life insurance policy, based on the lives of two persons, within 60 days after the later of: (1) the effective date of such change in investment policy; or (2) the receipt of the notice of the options available.

         Policy loans. You may at any time borrow from us an amount equal to your Policy's cash surrender value less the interest that will be payable on your loan through your next Policy anniversary.

         We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the declared fixed interest account as collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.50% during the first 10 Policy years and 4.25% thereafter. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.31% for loans you make during the first 10 Policy years and 4.08% for loans you make thereafter. These are equivalent to the effective annual rates of 4.50% and 4.25%, respectively. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

         You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

         You may repay all or part (but not less than $10 unless it is the final payment) of your loan at any time before the death of the last surviving contingent insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from our declared fixed interest account option. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (plus any unearned loan interest) will be deducted from the proceeds we pay following the last surviving contingent insured's death.

         Preferred loan interest rate. We will charge a lower interest rate on preferred loans (available after the first 10 Policy years). The maximum amount of new loans that will receive this preferred loan interest rate for any year is:

         o 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the beginning of the Policy year; or

         o if less, your Policy's maximum remaining loan value at that anniversary.

         We will always credit your preferred loan collateral amount at a guaranteed effective annual rate of 4.0%. We intend to set the rate of interest you are paying to the same 4.0% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

         o will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.0%, and

         o   will never exceed an effective annual rate of 4.24%.

         Maturity of your Policy. If one or both contingent insureds are living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the younger contingent insured's 100th birthday.

         Tax considerations. Please refer to "How will my Policy be treated for income tax purposes?" for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which will result in adverse tax consequences.

Can I choose the form in which USL pays out the proceeds from my Policy?

         Choosing a payment option. You will receive the full proceeds from the Policy as a single sum, unless you elect another method of payment within 60 days of the last surviving contingent insured's death. This also includes proceeds that become payable upon full surrender or the maturity date. You can elect that all or part of such proceeds be applied to one or more of the following payment options:

         o   Option 1--Equal monthly payments for a specified period of time.

         o Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

         o Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

         o Option 4--Proceeds left to accumulate at an interest rate of 3% compounded annually for any period up to 30 years. At your request we will make payments to you monthly, quarterly, semiannually, or annually. You can also request a partial withdrawal of any amount of $500 or more.

         Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.


         Within 60 days after the last surviving contingent insured's death, any payee entitled to receive proceeds as a single sum may elect one or more payment options.

         Interest rates that we credit under each option will be at least 3%.

         Change of payment option. You may give us written instructions to change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

         Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

To what extent can USL vary the terms and conditions of the Policy in particular cases?

         Here are some variations we may make in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

         Underwriting and premium classes. We have seven premium classes we use to decide how much the monthly insurance charges under any particular Policy will be: preferred non-tobacco, standard non-tobacco, preferred tobacco, standard tobacco, special non-tobacco, special tobacco and uninsurable. They are each described in your Policy.

         The term "uninsurable" is used in a special way when we issue a Policy. "Uninsurable" describes a person proposed to become insured under a Policy who would not pass our requirements to be insured under one of our policies that insures only one life. Under some conditions a person who is uninsurable can become a contingent insured under a Policy. The other contingent insured cannot be uninsurable.

         Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace another life insurance policy we issued with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

         Variations in expenses or risks. USL may vary the charges and other terms of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy. The New York Insurance Department may require that we seek their prior approval before we make some of these changes.

How will my Policy be treated for income tax purposes?

         Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

         Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

         For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page 31.

How do I communicate with USL?

         When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

         General You should mail or express checks and money orders for premium payments and loan repayments directly to the address for premium payments shown on the first page of the prospectus.

         You must make the following requests in writing:

         o   transfer of accumulation value;

         o   loan;

         o   full surrender;

         o   partial surrender;

         o   change of beneficiary or contingent beneficiary;

         o   change of allocation percentages for premium payments;

         o   change of allocation percentages for policy deductions;

         o   loan repayments or loan interest payments;

         o   change of death benefit option or manner of death benefit payment;

         o   changes in specified amount;

         o addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds; and

         o   tax withholding elections.

You should mail or express these requests to our Administrative Center at the appropriate address shown on the first page of this prospectus. You should also communicate notice of each contingent insured's death, and related documentation, to our Administrative Center.

         We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center or from your USL representative. Each communication must include your name, Policy number and the names of both contingent insureds. We cannot process any requested action that does not include all required information.

                  ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

         To help explain how our Policy works, we have prepared the following tables:

                                                                    Page to
                                                                   See in this
                                                                   Prospectus
                                                                   ----------

     Death Benefit Option 1--Current Charges                            28
     Death Benefit Option 1--Guaranteed Maximum Charges                 28

         The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a sample Policy would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a male non-tobacco user and female non-tobacco user both preferred premium class and issue age 55. An annual premium payment of $1,500 for an initial $100,000 of specified amount of coverage is assumed to be paid. The illustrations assume no Policy loan has been taken. The differences between the accumulation values and the cash surrender values for the first 10 years in the tables are because of the Policy's surrender charges. As illustrated, this Policy would not be classified as a modified endowment contract (See "Tax Effects" beginning on page 31 for further discussion).

         Although the tables that follow do not include an example of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values.

         Separate tables are included to show both current and guaranteed maximum charges. The charges assumed in the following tables include:

         o a charge for state premium tax assumed to be 2.0% (for both current and guaranteed maximum charges);

         o after we deduct premium taxes, a deduction from the remainder of each premium payment of 6.5% for each premium we receive during the first 10 Policy years; and 1% thereafter after deducting premium taxes;

         o a daily charge for the first 10 Policy years at an annual effective rate of 0.40% (for both current and guaranteed maximum charges);

         o a daily charge after 10 Policy years at an annual effective rate of 0.20% (for both current and guaranteed maximum charges);

         o a daily charge after 30 Policy years at an annual effective rate of 0.10% (for both current and guaranteed maximum charges);

         o a flat monthly charge of $6 (for both current and guaranteed maximum charges);

         o a monthly charge for each $1,000 of specified amount of $0.216 (for both current and guaranteed maximum charges); and

         o the monthly insurance charge (for both current and guaranteed maximum charges).

         The charges assumed by both the current and guaranteed maximum charge tables also include Mutual Fund expenses of 0.79% of aggregate Mutual Fund assets, which is the arithmetic average of the advisory fees payable with respect to each Mutual Fund plus the arithmetic average of all other operating expenses of each such Fund after all reimbursements, as reflected on pages 9 - 14 of this prospectus. We expect the reimbursement arrangements to continue in the future. If the reimbursement arrangements were not currently in effect, the arithmetic average of Mutual Fund expenses would equal 0.82% of aggregate Mutual Fund assets.

         Preliminary Information Statement and Policy Summary. We will provide you with a Buyer's Guide and a preliminary information statement describing some of the values and benefits of your Policy at the time of policy application. If you request us to do so when you apply for your Policy, we will furnish you with additional preliminary information statements based on other characteristics. These characteristics could include different annual investment returns, your choice of investment options which show your premium payment invested in percentages of your choice, the weighted average of Fund expenses, and other differences you request. We will also provide you with a policy summary at the time that your Policy is delivered demonstrating the values and benefits contained in your Policy as issued.

                           Platinum Investor Survivor

Annual Premium $1,500                        Initial Specified Amount $100,000
                                             Death Benefit Option 1
                             Male and Female, Age 55
                   Non-Tobacco Users, Preferred Premium Class
                            Assuming Current Charges


  End of             Death Benefit                    Accumulation Value                   Cash Surrender Value
  Policy      Assuming Hypothetical Gross         Assuming Hypothetical Gross          Assuming Hypothetical Gross
   Year       Annual Investment Return of         Annual Investment Return of          Annual Investment Return of

                0.0%        6.0%       12.0%         0.0%        6.0%        12.0%        0.0%         6.0%       12.0%
    1        100,000     100,000     100,000        1,028       1,099        1,171         307          378         450
    2        100,000     100,000     100,000        2,040       2,248        2,464       1,409        1,617       1,830
    3        100,000     100,000     100,000        3,040       3,451        3,896       2,499        2,910       3,356
    4        100,000     100,000     100,000        4,025       4,708        5,480       3,574        4,258       5,029
    5        100,000     100,000     100,000        4,995       6,024        7,232       4,635        5,663       6,871

    6        100,000     100,000     100,000        5,952       7,400        9,170       5,664        7,112       8,882
    7        100,000     100,000     100,000        6,895       8,840       11,316       6,679        8,624      11,100
    8        100,000     100,000     100,000        7,824      10,346       13,690       7,680       10,202      13,546
    9        100,000     100,000     100,000        8,740      11,924       16,320       8,668       11,852      16,248
    10       100,000     100,000     100,000        9,644      13,576       19,233       9,644       13,576      19,233
    15       100,000     100,000     100,000       15,683      25,167       41,822      15,683       25,167      41,822
    20       100,000     100,000     100,000       21,072      39,677       79,830      21,072       39,677      79,830


The values in both tables will change if premiums are paid in different amounts or frequencies.

The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                           Platinum Investor Survivor

Annual Premium $1,500                      Initial Specified Amount $100,000
                                           Death Benefit Option 1
                             Male and Female, Age 55
                   Non-Tobacco Users, Preferred Premium Class
                           Assuming Guaranteed Charges

  End of             Death Benefit                    Accumulation Value                   Cash Surrender Value
  Policy      Assuming Hypothetical Gross         Assuming Hypothetical Gross          Assuming Hypothetical Gross
   Year       Annual Investment Return of         Annual Investment Return of          Annual Investment Return of

                0.0%        6.0%       12.0%         0.0%        6.0%        12.0%        0.0%         6.0%       12.0%
    1        100,000     100,000     100,000        1,025       1,096        1,168         304          376         447
    2        100,000     100,000     100,000        2,028       2,235        2,451       1,397        1,604       1,820
    3        100,000     100,000     100,000        3,006       3,415        3,859       2,466        2,874       3,318
    4        100,000     100,000     100,000        3,958       4,637        5,403       3,507        4,186       4,952
    5        100,000     100,000     100,000        4,881       5,899        7,096       4,520        5,538       6,735
    6        100,000     100,000     100,000        5,771       7,200        8,949       5,483        6,912       8,661
    7        100,000     100,000     100,000        6,625       8,538       10,978       6,409        8,322      10,762
    8        100,000     100,000     100,000        7,437       9,909       13,195       7,293        9,765      13,051
    9        100,000     100,000     100,000        8,199      11,307       15,614       8,127       11,235      15,542
    10       100,000     100,000     100,000        8,902      12,724       18,252       8,902       12,724      18,252
    15       100,000     100,000     100,000       12,968      21,959       38,060      12,968       21,959      38,060
    20       100,000     100,000     100,000       13,344      30,613       69,882      13,344       30,613      69,882


The values in both tables will change if premiums are paid in different amounts or frequencies.

The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                             ADDITIONAL INFORMATION

         A general overview of the Policy appears at pages 1 - 28. The additional information that follows gives more details, but generally does not repeat what is set forth above.


                                                                    Page to
                                                                  See in this
Contents of Additional Information                                Prospectus
----------------------------------                                -----------

USL ................................................................  30

Separate Account USL VL-R ..........................................  30

Tax Effects ........................................................  31

Voting Privileges ..................................................  37

Your Beneficiary ...................................................  37

Assigning Your Policy ..............................................  38

More About Policy Charges ..........................................  38

Effective Date of Policy and Related Transactions ..................  39

More About Our Declared Fixed Interest Account Option ..............  41

Distribution of the Policy .........................................  41

Payment of Policy Proceeds .........................................  42

Adjustments to Death Benefit .......................................  43

Additional Rights That We Have .....................................  44

Performance Information ............................................  45

Our Reports to Policy Owners .......................................  45

USL's Management ...................................................  46

Principal Underwriter's Management .................................  49

Legal Matters ......................................................  51

Accounting and Auditing Experts ....................................  51

Actuarial Expert ...................................................  51

Services Agreements ................................................  51

Certain Potential Conflicts ........................................  51

Financial Statements ...............................................  52


         Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (pages 53 and 54, which follow all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

USL

         We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company, which was organized under the laws of the State of New York on February 25, 1850. USL is an indirect, wholly-owned subsidiary of American General Corporation ("AGC"), a diversified financial services holding company engaged primarily in the insurance business. American General Financial Group is the marketing name for American General Corporation and its subsidiaries. The commitments under the Policies are USL's, and American General Corporation has no legal obligation to back those commitments.

         On May 11, 2001, AGC, a Texas corporation, American International Group, Inc. ("AIG"), a Delaware corporation and Washington Acquisition Corporation, a Texas corporation and a wholly-owned subsidiary of AIG, entered into an agreement pursuant to which AGC would become a wholly-owned subsidiary of AIG (the "Transaction"). On August 15, 2001, the shareholders of AGC voted to approve the Transaction. On August 29, 2001, the Transaction was completed. As a result of the Transaction, USL is now an indirect, wholly-owned subsidiary of AIG.

         USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

Separate Account USL VL-R

         We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account USL VL-R. Separate Account USL VL-R is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the separate account on August 8, 1997 under New York law.

         For record keeping and financial reporting purposes, Separate Account USL VL-R is divided into 41 separate "divisions," each of which corresponds to one of the 41 variable "investment options" available since the inception of the Policy. The 41 divisions are also currently available under other variable life policies offered by an affiliate of USL. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

         The assets in Separate Account USL VL-R are our property. The assets in Separate Account USL VL-R would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to Separate Account USL VL-R. Our other creditors could reach only those Separate Account USL VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to Separate Account USL VL-R.

         USL also issues variable annuities through its Separate Account USL VA-R, which is also a registered investment Company.

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

Tax Effects

         This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

         General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and
(b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

         . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

         . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

         Although USL believes that the Policies are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under
Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like Platinum Investor Survivor Policies will meet the
Section 7702 definition of a life insurance contract.

         The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract,"as you can see from the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

         Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

         If, at any time during the first seven Policy years:

         .   you have paid a cumulative amount of premiums;

         . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

         . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

         then your Policy will be a modified endowment contract.

         Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

         If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

         A life insurance policy that is received in a tax free 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

         Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

         Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the contingent insureds' lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

         After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

         On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

         Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while either contingent insured is still living will be taxed on an "income-first" basis. Distributions:

         o include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) or partial surrenders;

         o will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

         o have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

         For modified endowment contracts, your basis:

         o   is similar to the basis described above for other policies; and

         o will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

         A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

         o   to taxpayers 59 1/2 years of age or older;

         o   in the case of a disability (as defined in the Code); or

         o to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

         If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

         Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

         Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

         Taxation of Exchange Option. You can split the policy into two other single life insurance policies under some circumstances. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under Section 1035 of the Code. This could include, among other things, recognition as taxable income an amount up to any gain in the Policy at the time of the exchange.

         Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the last surviving contingent insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account USL VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

         The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account USL VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account USL VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that USL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account USL VL-R.

         Estate and generation skipping taxes. If the last surviving contingent insured is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the last surviving contingent insured, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit. The Taxpayer Relief Act of 1997 gradually raises the value of the credit to $1,000,000 in 2006. In 2001, the value of the unified credit is $675,000. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

         On May 26, 2001, our Congress passed legislation which gradually phases out the estate tax between the years 2002 and 2010. However, if Congress does not take any further action, the current estate tax rules will automatically be reinstated in 2011. During this phase out period between 2002 and 2010, the estate tax continues with the exemption amount increasing from $1 million in 2002 up to $3.5 million in 2009. During the same period, the top estate tax rate gradually decreases from 50% in 2002 down to 45% in 2007 and later years.

         As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

         The particular situation of each Policy owner, contingent insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

         Life insurance in split dollar arrangements. The IRS has released a technical advice memorandum ("TAM") on the taxability of insurance policies used in certain split dollar arrangements. A TAM provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specified set of facts and a specified taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

         The Internal Revenue Service ("IRS") recently issued Notice 2001-10 in an effort to clarify its position and provide guidance regarding split-dollar life insurance arrangements. As part of this Notice, the IRS concluded that the P.S. 58 rates, which have been used to determine the fair market value of life insurance protection, are no longer appropriate and may not be used after December 31, 2001. The Notice indicates that in 2002, the rate table issued under section 79 of the Code must be used to reflect the economic value of the life insurance protection in split dollar arrangements. The parties to a split dollar arrangement also may elect to use published alternate term rates, provided by the issuing insurance company, if the parties comply with certain new conditions.

         In cases of reverse split dollar or equity split dollar arrangements, the IRS has also stated that an employee will be taxed on the value of any economic benefit above and beyond the employer's investment in the contract. We urge you to contact your tax adviser regarding the federal income tax consequences of split dollar arrangements or reverse split dollar arrangements as a result of the recent IRS Notice 2001-10.

         Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

         The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

         There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

         Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with both contingent insureds' consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

         ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

         Our taxes. We report the operations of Separate Account USL VL-R in our federal income tax return, but we currently pay no income tax on Separate Account USL VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account USL VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account USL VL-R for income taxes we incur that are allocable to the Policy.

         We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account USL VL-R or allocable to the Policy.

         Certain Mutual Funds in which your accumulation value is invested may elect to pass through to USL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to USL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to USL.

         When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

         In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

         Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. Congress recently passed tax legislation on May 26, 2001 which modified the existing estate tax law. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the contingent insureds or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

Voting Privileges

         We are the legal owner of the Funds' shares held in Separate Account USL VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

         We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account USL VL-R.

         If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

         In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to policy owners. USL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Your Beneficiary

         You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of either contingent insured unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the last surviving contingent insured dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assigning Your Policy

         You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

More About Policy Charges

         Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

         o mortality risks (such as the risk that contingent insureds will, on average, die before we expect, thereby increasing the amount of claims we must pay);

         o sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

         o regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

         o expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

         The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the last surviving contingent insured dies.

         If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

         Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

         Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer the Platinum Investor Survivor Policy for sale in situations which, under current law, require gender-neutral premiums or benefits.

         Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk. See "Monthly insurance charge" on page 7.

         Certain arrangements. Most of the distributors or advisers of the Mutual Funds listed on page 10 of this prospectus make certain payments to us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or Policy owners. No payments have yet been made under these arrangements, because the number of Policies issued does not require a payment.

Effective Date of Policy and Related Transactions

         Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange is open for business. We call each such day a "valuation date" or a "business day."

         We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

         Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

         Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the contingent insureds' premium classes should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the contingent insureds' health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the contingent insureds meet certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited

Temporary Life Insurance Agreement." You can obtain a copy from our Administrative Center by writing to the address shown on the first page of this prospectus or from your USL representative.

         Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the contingent insureds, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

         Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

         Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

         Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

         o Increases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

         o We may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

         o If you exercise the right to return your Policy described on the second page of this prospectus, your coverage will end when you deliver it to your USL representative, or if you mailed it to us, the day it is postmarked; and

         o If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code.
             We will not apply this procedure to premiums you pay in connection with reinstatement requests.


More About Our Declared Fixed Interest Account Option

         Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

         How we declare interest. We can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

         Under these procedures, it is possible that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Distribution of the Policies

         American General Securities Incorporated ("AGSI") is the principal underwriter of the Policies. AGSI is an affiliate of USL. AGSI's principal office is at 2727 Allen Parkway, Houston, Texas 77019. AGSI was organized as a Texas corporation on March 8, 1983 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for USL's Separate Account USL VA-R. This separate account and Separate Account USL VL-R are both registered investment companies. AGSI, as the principal underwriter, is not paid any fees on the Policies.

         We and AGSI have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

         We pay compensation to broker-dealers and banks for promotion and sales of the Policies. AGSI also has its own registered representatives who will sell the Policies, and we will pay compensation to AGSI for these sales.

         The compensation payable to broker-dealers or banks for sales of the Policies may vary with the sales agreement, but is generally not expected to exceed:


         o 85% of the premiums paid in the first Policy year up to a "target" amount;

         o 3% of the premiums up to the target amount received in each of Policy years two through 10;

         o 3% of the premiums in excess of the target amount received in any of Policy years one through 10;

         o   1.5% of the premiums paid in each Policy year after Policy year 10;

         o 0.20% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years two through 30; and

         o 0.10% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each Policy year after Policy year 30.

         We may pay additional compensation in the event a representative, a broker-dealer or a bank reaches certain premium production levels.

         The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable.

         The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

         We pay a comparable amount of compensation to the broker-dealers or banks with respect to any increase in the specified amount of coverage that you request as long as additional premium is paid on the increase. In addition, we may pay broker-dealers or banks expense allowances, bonuses, wholesaler fees and training allowances. We will comply with New York insurance laws and regulations whenever we make these payments.

         We pay the compensation directly to any other selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described beginning on page
6. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

Payment of Policy Proceeds

         General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.


         Delay of declared fixed interest account option proceeds. We have the right, however, to defer payment or transfers of amounts out of our declared fixed interest account option for up to six months. If we delay more than 10 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

         Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

         Delay of Separate Account USL VL-R proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account USL VL-R, if:

         o the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

         o an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

         o   the SEC by order permits the delay for the protection of owners.

         Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account USL VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

         Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

         o We cannot challenge the Policy after it has been in effect, during either contingent insured's lifetime, for two years from the date the Policy was issued or restored after termination.

         o We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during either contingent insured's lifetime.

Adjustments to Death Benefit

         Suicide. If the last surviving contingent insured commits suicide during the first two Policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

         A new two year period begins if you increase the specified amount. You can increase the specified amount only if both contingent insureds are living at the time of the increase. In this case, if the last surviving contingent insured commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

         Wrong age or gender. If the age or gender of either contingent insured was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

         Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the last surviving contingent insured died during a grace period.

Additional Rights That We Have

         We have the right at any time to:

         o transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

         o transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

         o end the automatic rebalancing feature if your accumulation value falls below $5,000;

         o   change the underlying Mutual Fund that any investment option uses;

         o add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another;

         o operate Separate Account USL VL-R under the direction of a committee or discharge such a committee at any time;

         o   change our underwriting and premium class guidelines;

         o operate Separate Account USL VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account USL VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

         o make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

         You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

Performance Information

         From time to time, we may quote performance information for the divisions of Separate Account USL VL-R in advertisements, sales literature, or reports to owners or prospective investors.

         We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

         We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of USL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

         Performance information for any division reflects the performance of a hypothetical Policy and is not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

Our Reports to Policy Owners

         Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

USL's Management

         The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of USL are listed below.


Name                      Business Experience Within Past Five Years

-------------------------------------------------------------------------------

Rodney O. Martin, Jr.     Director and Chairman of the Board of
                          USL since June 1997. Chief Executive Officer of USL since March 2000. President and CEO of American
                          General Life Insurance Company (August 1996 - July
                          1998). President of American General Life Insurance
                          Company of New York (November 1995 - August 1996).
                          Vice President Agencies, with Connecticut Mutual Life
                          Insurance Company (1990 - 1995).

James P. Corcoran         Director of USL since September 1999 and
                          Vice Chairman since March 2000. Partner with
                          Cadwalader, Wickersham & Taft, New York, New York
                          (1995 - 1998). Partner with Donovan, Leisure, Newton &
                          Irvine, New York, New York (1992 - 1995).

Donald W. Britton         President of USL since September 1999.
                          Director of USL since June 1999. Director of American
                          General Life Insurance Company since April 1999 and
                          President since April 2000. President of First Colony
                          Life, Lynchburg, Virginia (1996 - April 1999) and
                          Executive Vice President of First Colony Life (1992 -
                          1996).


David J. Dietz            President - Individual Insurance Operations
                          of USL since September 1997. Director of USL since
                          November 1997. President of Prudential Select Life,
                          Newark New Jersey (August 1990 - September 1997).

William M. Keeler         President - Group Insurance Operations of
                          USL since June 1998. President and Chief Executive
                          Officer of American General Indemnity Company, USLIFE
                          Agency Services and American General Assurance
                          Company, Schaumburg, Illinois since July 1998.
                          President and Chief Executive Officer of USLIFE
                          Indemnity Company (May 1995 - May 1998.)

David A. Fravel           Executive Vice President of USL since
                          September 1998 and a Director of USL since November
                          1997. Director and Senior Vice President of American
                          General Life Insurance Company since November 1996.
                          Elected Executive Vice President in April, 1998.
                          Senior Vice President Massachusetts Mutual,
                          Springfield, Missouri (March 1996 - June 1996); Vice
                          President, New Business, Connecticut Mutual Life,
                          Hartford, Connecticut (December 1978 - March 1996).

David L. Herzog           Director and Executive Vice President and
                          Chief Financial Officer of USL since March 2000.
                          Executive Vice President and Chief Financial Officer of American General Life Insurance Company since
                          February 2000. Vice President of General American, St.
                          Louis, Missouri (June 1991 - February 2000).

John V. LaGrasse          Director of USL since September 1999.
                          Executive Vice President and Chief Technology Officer of USL since June 1998. Director, Senior Vice
                          President and Chief Systems Officer of American
                          General Life Insurance Company since August 1996.
                          Elected Executive Vice President in July, 1998. Prior thereto, Director of Citicorp Insurance Services,
                          Inc., Dover, Delaware (1986 - 1996).

Gary D. Reddick           Director and Executive Vice President of
                          USL since March 2001. Executive Vice President of
                          American General Life Insurance Company since April
                          1998. Vice Chairman since July 1997 and Executive Vice
                          President-Administration of the Franklin Life
                          Insurance Company since February 1995.

Don M. Ward               Executive Vice President of USL since March
                          2000. Elected Executive Vice President of American
                          General Life Insurance Company in April 2000. Senior
                          Vice President - Variable Products - Marketing of
                          American General Life Insurance Company in (February
                          1998 - April 2000). Vice President of Pacific Life
                          Insurance Company, Newport Beach, CA (1991 - February
                          1998).

Wayne A. Barnard          Senior Vice President of USL since
                          September 1998. Senior Vice President of American
                          General Life Insurance Company since November 1997 and
                          Vice President since February, 1991.

Robert M. Beuerlein       Senior Vice President and Chief Actuary
                          of USL since September 1999. Senior Vice President and
                          Chief Actuary of American General Life Insurance
                          Company since September 1999. Previously held position of Vice President of American General Life Insurance
                          Company since December 1998. Director, Senior Vice
                          President and Chief Actuary of The Franklin Life
                          Insurance Company, Springfield, Illinois (January 1991
                          - June 1999).

Felix C. Curcuru          Senior Vice President of USL since 1967.

William F. Guterding      Senior Vice President and Chief
                          Underwriting Officer of USL since October of 1991.

Robert F. Herbert, Jr.    Senior Vice President of USL since
                          September 1998 and a Director of USL since June 1997.
                          Director, Senior Vice President and Treasurer of
                          American General Life Insurance Company since May
                          1996, and Controller and Actuary from June 1988 to May
                          1996.

William J. Leary          Senior Vice President of USL since June 1999.
                          Vice President of Aetna U.S. Healthcare, Hartford,
                          Connecticut (1995 - 1999). Vice President of
                          Healthnetwork, Oakbrook, Illinois (1994 - 1995).

Simon J. Leech            Senior Vice President of USL since September
                          1998. In July 1997 named as Senior Vice President -
                          Houston Service Center for American General Life
                          Insurance Company. Various positions with American
                          General Life Insurance Company since 1981, including
                          Director of Policy Owners' Service Department in 1993, and Vice President - Policy Administration in 1995.

Randy J. Marash           Senior Vice President of USL since July 1991.

Robert Stuchiner          Senior Vice President of USL since September
                          1998. Chief Marketing Office of TowerMark Brokerage
                          Services, Inc., New York, New York (September 1990 -
                          September 1998).

Roy Van Washington        Senior Vice President and Chief
                          Compliance Officer of USL since May 2000. Vice
                          President of Lincoln National Life, Fort Wayne,
                          Indiana (August 1989 - May 2000).


William A. Bacas, Sr.     Director of USL since June 1997. Partner
                          with Bacas & Krogmann, Attorneys at Law, Glens Falls,
                          NY since 1972.

Ronald E. Blaylock        Director of USL since November 2000.
                          Chairman and Chief Executive Officer of Blaylock &
                          Partners, L.P, New York, New York since 1993.

J. Edward Easler, II      Director of USL since July 2001.
                          Director of AGC, Houston, Texas since December 1998.
                          President of The Easler Group, Atlanta, Georgia since
                          September 2000.

Patricia O. Ewers         Director of USL since June 1997. President of
                          Pace University, New York, New York since 1990.

Thomas H. Fox             Director of USL since June 1997. Currently
                          retired. Director of Echo Networks, Inc. since 2000 and Director of Swiss Re America Holding Corporation,
                          New York, New York since 1992.

William J. O'Hara, Jr.    Director of USL since June 1997. Chief
                          Executive Officer of A J Tech, Vista, California since
                          1997. President of William J. O'Hara, New York, New
                          York (1992 - 1996).

         The principal business address of each officer listed above is our Home Office; except that the street number for Messrs. Fravel, Reddick, LaGrasse, Martin, Herzog and Britton is 2929 Allen Parkway, the street number for Mr. Friend is 2727 Allen Parkway, the street address for Messrs. Herbert, Barnard, Murphy, Beuerlein and Leech is 2727-A Allen Parkway, the street address for Messrs. Keeler, Curcuru, Leary and Marash is 3600 Rt. 66, Neptune, New Jersey and the street address for Mr. Bolen is 6363 Forest Park Road, Dallas, Texas 75235.

Principal Underwriter's Management

The directors and principal officers of the principal underwriter are:

                                           Position and Offices
                                           with Underwriter,
Name and Principal                         American General
Business Address                           Securities Incorporated
-------------------------------------------------------------------------

J. Andrew Kalbaugh                         Director and Chairman,
2727 Allen Parkway                         President and Chief Executive Officer
Houston, TX 77019


Rodney O. Martin, Jr.                      Director and Vice Chairman
2929 Allen Parkway
Houston, TX 77019

                                           Position and Offices
                                           with Underwriter,
Name and Principal                         American General
Business Address                           Securities Incorporated
-------------------------------------------------------------------------

Donald W. Britton                          Director and Assistant
2929 Allen Parkway                         Vice President
Houston, TX  77019


Royce G. Imhoff, II                        Director
2727-A Allen Parkway
Houston, TX 77019


Alice T. Kane                              Director
125 Maiden Lane
New York, NY 10038

Sander J. Ressler                          Vice President,
2727 Allen Parkway                         Chief Compliance Officer and
Houston, TX  77019                         Secretary


Don M. Ward                                Vice President
2727 Allen Parkway
Houston, TX 77019


Lucille S. Martinez                        Treasurer and Controller
2727-A Allen Parkway
Houston, TX 77019


Pauletta P. Cohn                           Assistant Secretary
2727 Allen Parkway
Houston, TX  77019

Robert F. Herbert, Jr.                     Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019


D. Lynne Walters                           Assistant Tax Officer
2929 Allen Parkway
Houston, TX 77019

Legal Matters

         We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account USL VL-R. Pauletta P. Cohn, Esquire, Deputy General Counsel of the American General Life Companies, an affiliate of USL, has opined as to the validity of the Policies.

Accounting and Auditing Experts

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. The address of Ernst & Young LLP is 787 Seventh Avenue, New York, New York 10019.

Actuarial Expert

         Actuarial matters have been examined by Robert M. Beuerlein who is Senior Vice President and Chief Actuary of USL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

Service Agreements

         American General Life Companies ("AGLC") is party to an existing general services agreement with USL. AGLC, an affiliate of USL, is a business trust established in Delaware on December 30, 2000. Prior to that date, AGLC was a Delaware corporation. Pursuant to this agreement, AGLC provides services to USL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for USL and the Policies.

         We have entered into various services agreements with most of the advisers or administrators for the Mutual Funds. We receive fees for the administrative services we perform. These fees do not result in any additional charges under the Policies that are not described under "What charges will USL deduct from my investment in a Policy?"

         We have entered into a services agreement with PIMCO Variable Insurance Trust under which we receive fees paid directly by this Mutual Fund for services we perform.

Certain Potential Conflicts

         The Mutual Funds sell shares to separate accounts of insurance companies (and may sell in the future, certain qualified plans), both affiliated and not affiliated with USL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so as well as report any material irreconcilable conflicts that we know exist to each Mutual Fund as soon as a conflict arises. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

Financial Statements

         The financial statements of USL contained in this prospectus should be considered to bear only upon the ability of USL to meet its obligations under the Policies. They should not be considered as bearing upon the investment experience of Separate Account USL VL-R. No financial statements of Separate Account USL VL-R are included because, at the date of this prospectus, none of the Divisions of Separate Account USL VL-R were available under the Policies.



                                                                       Page to
Financial Statements of                                             See in this
The United States Life Insurance Company in the City of New York    Prospectus
----------------------------------------------------------------    -----------

Unaudited Balance Sheets as of June 30, 2001 and 2000 .............  Q-3

Unaudited Statements of Income for the six months
    ended June 30, 2001 and 2000 ..................................  Q-5

Unaudited Statements of Comprehensive Income as of six months ended June 30, 2001 and 2000 ..................................  Q-6

Unaudited Statements of Shareholder's Equity as of six months ended June 30, 2001 and 2000 ..................................  Q-7

Unaudited Statements of Cash Flow as of six months
    ended June 30, 2001 and 2000 ..................................  Q-8

Report of Ernst & Young LLP, Independent Auditors .................  F-1

Balance Sheets as of December 31, 2000 and 1999 ...................  F-2

Statements of Income for the years ended
    December 31, 2000, 1999 and 1998 ..............................  F-4

Statements of Comprehensive Income for
    the years ended December 31, 2000, 1999, and 1998 .............  F-5

Statements of Shareholder's Equity for the years
    ended December 31, 2000, 1999 and 1998 ........................  F-6

Statements of Cash Flows for the years ended
    December 31, 2000, 1999 and 1998 ..............................  F-7

Notes to Financial Statements .....................................  F-8

                              Financial Statements

        The United States Life Insurance Company in the City of New York

                     Six months ended June 30, 2001 and 2000

        The United States Life Insurance Company in the City of New York

                              Financial Statements


                     Six months ended June 30, 2001 and 2000




                                    Contents

Balance Sheets...........................................................  Q - 3
Statements of Income.....................................................  Q - 5
Statements of Comprehensive Income.......................................  Q - 6
Statements of Shareholder's Equity.......................................  Q - 7
Statements of Cash Flows.................................................  Q - 8

        The United States Life Insurance Company in the City of New York

                                 Balance Sheets

                                                                     June 30,       December 31,
                                                                       2001            2000
                                                                   (unaudited)
                                                                  ---------------------------------
                                                                           (In Thousands)
Assets
Investments:
  Fixed maturity securities, at fair value (amortized cost -
    $1,808,079 in 2001 and $1,807,155 in 2000)                       $ 1,833,397   $  1,811,628
  Equity securities, at fair value (cost - $25,072 in 2001 and
    $20,394 in 2000)                                                      25,050         20,440
  Mortgage loans on real estate                                          125,293        122,806
  Policy loans                                                            77,609         77,871
  Other long-term investments                                                424            424
  Short-term investments                                                 295,933         65,815
                                                                  ---------------------------------
Total investments                                                      2,357,706      2,098,984

Cash                                                                       9,889         13,099
Indebtedness from affiliates                                               1,440          3,946
Accrued investment income                                                 31,839         33,079
Accounts and premiums receivable                                         104,810         93,236
Reinsurance recoverable                                                  649,191        652,247
Deferred policy acquisition costs                                        145,908        144,320
Property and equipment                                                     4,308          4,422
Assets held in separate accounts                                           2,211          1,880
Other assets                                                              26,213         25,164
                                                                  ---------------------------------
Total assets                                                         $ 3,333,515   $  3,070,377
                                                                  =================================

                                                    June 30,        December 31,
                                                       2001            2000
                                                   (unaudited)
                                                  ------------------------------
                                                           (In Thousands)
Liabilities and shareholder's equity
Liabilities:
   Future policy benefits
     Life and Annuity                               $ 1,663,100    $ 1,641,586
     Accident & Health                                  431,654        430,575
   Other policy claims and benefits payable              99,960        106,105
   Other policyholders' funds                           101,939        107,440
   Federal income taxes                                 (40,148)       (36,818)
   Indebtedness to affiliates                             5,262          2,791
   Reinsurance payable                                  100,562        108,425
   Short-term collateralized financings                 253,336              -
   Liabilities held in separate accounts                  2,211          1,880
   Other liabilities                                    239,447        250,269
                                                  ------------------------------
Total liabilities                                     2,857,323      2,612,253
                                                  ------------------------------

Shareholder's equity:
   Common stock, $2 par value, 1,980,658 shares
     authorized, issued, and outstanding                  3,961          3,961
   Additional paid-in capital                             8,361          8,361
   Accumulated other comprehensive income                 4,811         (2,437)
   Retained earnings                                    459,059        448,239
                                                  ------------------------------
Total shareholder's equity                              476,192        458,124
                                                  ------------------------------
Total liabilities and shareholder's equity          $ 3,333,515    $ 3,070,377
                                                  ==============================

        The United States Life Insurance Company in the City of New York

                        Statements of Income (Unaudited)

                                                         Six months ended June 30,
                                                         2001                2000
                                                     -------------------------------
                                                              (In Thousands)
     Revenues:
        Premiums and other considerations            $    87,249          $  109,301
        Net investment income                             72,846              77,495
        Net realized investment (losses) gains            (3,401)             (3,532)
        Other                                              3,900               3,153
                                                     -------------------------------
     Total revenues                                      160,594             186,417
                                                     -------------------------------

     Benefits and expenses:
        Benefits                                          98,398              96,606
        Operating costs and expenses                      44,388              49,725
                                                     -------------------------------
     Total benefits and expenses                         142,786             146,331
                                                     -------------------------------
     Income before income tax expense                     17,808              40,086

     Income tax expense                                    6,988              13,660
                                                     -------------------------------
     Net income                                      $    10,820          $   26,426
                                                     ===============================

        The United States Life Insurance Company in the City of New York

                 Statements of Comprehensive Income (Unaudited)

                                                             Six months ended June 30,
                                                              2001              2000
                                                           ----------------------------
                                                                  (In Thousands)

      Net income                                            $  10,820         $  26,426
                                                           ----------------------------

      Other comprehensive income (loss):

         Gross change in unrealized gains (losses)             18,211           (21,411)
         DPAC                                                  (9,335)            9,018
         Tax expense (benefit)                                  3,107            (4,338)
                                                           ----------------------------
               Net gain (loss)                                  5,769            (8,055)
                                                           ----------------------------
        Less:
         (Losses) gains realized in net income                 (2,396)           (3,992)
         DPAC                                                     122               378
         Tax (benefit) expense                                   (795)           (1,265)
                                                           ----------------------------
               Net (loss) gain                                 (1,479)           (2,349)
                                                           ----------------------------

         Change in net unrealized gains (losses)                7,248            (5,706)
                                                           ----------------------------

      Comprehensive income                                  $  18,068         $  20,720
                                                           ============================

        The United States Life Insurance Company in the City of New York

                       Statements of Shareholder's Equity

                                                              June 30,          December 31,
                                                                2001               2000
                                                            (unaudited)

                                                            ---------------------------------
                                                                     (In Thousands)
       Common stock:
          Balance at beginning of year                       $   3,961           $    3,961
          Change during period                                       -                    -
                                                            ---------------------------------
       Balance at end of period                                  3,961                3,961
                                                            ---------------------------------

        Additional paid-in capital:
          Balance at beginning of year                           8,361                8,361
          Change during period                                       -                    -
                                                            ---------------------------------
       Balance at end of period                                  8,361                8,361
                                                            ---------------------------------

       Accumulated other comprehensive income:

          Balance at beginning of year                          (2,437)             (12,915)
          Change in unrealized (losses) gains on
          securities                                             7,248               10,478
                                                            ---------------------------------
       Balance at end of period                                  4,811               (2,437)
                                                            ---------------------------------

       Retained earnings:
          Balance at beginning of year                         448,239              395,660
          Net income (loss)                                     10,820               52,579
                                                            ---------------------------------
       Balance at end of period                                459,059              448,239
                                                            ---------------------------------
       Total shareholder's equity                            $ 476,192           $  458,124
                                                            =================================

        The United States Life Insurance Company in the City of New York

                      Statements of Cash Flows (Unaudited)


                                                                 Six months ended June 30,
                                                                 2001                2000
                                                             ---------------------------------
                                                                      (In Thousands)
  Operating activities

     Net income                                               $   10,820          $     26,426
  Adjustments to reconcile net income to net cash
     provided by operating activities:
        Change in accounts and premiums receivable                 2,175                15,320
        Change in future policy benefits                         (14,417)              (10,598)
        Amortization of policy acquisition costs                  16,602                20,339
        Policy acquisition costs deferred                        (27,525)              (18,479)
        Change in other policyholders' funds                      (5,671)                2,793
        Provision for deferred income tax expense                   (665)                   58
        Depreciation                                               1,030                   839
        Amortization                                                (270)               (4,070)
        Change in indebtedness to/from affiliates                  4,977                  (258)
        Change in reinsurance balances                            (4,807)                1,322
        Net loss (gain) on sale of investments                     3,279                 3,532
        Other, net                                               (23,566)              (11,446)
                                                             ---------------------------------
  Net cash (used in) provided by operating activities            (38,038)               25,778
                                                             ---------------------------------

  Investing activities

  Purchases of investments and loans made                     (1,644,147)           (3,884,640)
  Sales or maturities of investments and receipts from
     repayment of loans                                        1,389,322             3,707,832
  Sales and purchases of property, equipment, and
     software, net                                                  (693)                 (952)
                                                             ---------------------------------
  Net cash (used in) investing activities                       (255,518)             (177,760)
                                                             ---------------------------------

  Financing activities

  Policyholder account deposits                                   96,196                91,620
  Policyholder account withdrawals                               (59,186)             (105,701)
  Short-term collateralized financings                           253,336               167,836
                                                             ---------------------------------
  Net cash provided by financing activities                      290,346               153,755
                                                             ---------------------------------
  (Decrease) increase in cash                                     (3,210)                1,773
  Cash at beginning of period                                     13,099                 8,571
                                                             ---------------------------------
  Cash at end of period                                       $    9,889          $     10,344
                                                             =================================

There was no interest paid for the six months ended June 30, 2001. Interest paid for the six months ended June 30, 2000 was approximately $33 thousand.

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

                           INDEX OF WORDS AND PHRASES

     This index should help you to locate more information about some of the terms and phrases used in this prospectus.


                                                                    Page to
                                                                   See in this
     Defined Term                                                  Prospectus
     ------------                                                  ----------

     accumulation value ..........................................   6
     Administrative Center .......................................   1
     AGLC ........................................................   51
     USL .........................................................   30
     amount at risk ..............................................   7
     automatic rebalancing .......................................   5
     basis .......................................................   32
     beneficiary .................................................   37
     cash surrender value ........................................   21
     cash value accumulation test ................................   16
     close of business ...........................................   39
     Code ........................................................   31
     contingent insured ..........................................   4
     cost of insurance rates .....................................   39
     daily charge ................................................   7
     date of issue ...............................................   40
     death benefit ...............................................   14
     declared fixed interest account option ......................   41
     dollar cost averaging .......................................   5
     full surrender ..............................................   21
     Fund, Funds .................................................   1
     guideline premium test ......................................   15
     guaranteed minimum death benefit ............................   17
     investment option ...........................................   1
     joint equal age .............................................   16
     lapse .......................................................   16
     last surviving contingent insured ...........................   4
     loan, loan interest .........................................   22
     maturity, maturity date .....................................   23
     modified endowment contract .................................   25
     monthly deduction day .......................................   40
     monthly guarantee premium ...................................   17
     monthly insurance charge ....................................   7
     Mutual Fund .................................................   10

                                                                    Page to
                                                                   See in this
     Defined Term                                                  Prospectus
     ------------                                                  ----------

     option 1, 2 ..................................................  14
     partial surrender ............................................  21 payment option ...............................................  23 planned periodic premium .....................................  16
     Policy .......................................................  1
     Policy loan ..................................................  22
     Policy month, year ...........................................  40 premium payments .............................................  4 reinstate, reinstatement .....................................  16
     SEC ..........................................................  2
     separate account .............................................  1
     Separate Account USL VL-R ....................................  30
     seven-pay test ...............................................  31 specified amount .............................................  14 surrender ....................................................  21
     transfers ....................................................  18
     uninsurable ..................................................  20
     USL ..........................................................  30
     valuation date, period .......................................  39 variable investment option ...................................  1

     We have filed a registration statement relating to Separate Account USL VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

     You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

         The United States Life Insurance Company in the City of New York's Bylaws provide in Article XI for indemnification of directors, officers and employees of the Company.

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

         The United States Life Insurance Company in the City of New York hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by The United States Life Insurance Company in the City of New York.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of 54 pages of text, plus 42 financial pages of
       The United States Life Insurance Company in the City of New York. The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.
Written Consents of the following persons:

               Independent Auditors

  The following exhibits:

         1. Exhibits required by Article IX, paragraph A of Form N-8B-2:

              (1) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VL-R and among other things the marketing of variable life products in New York. (3)

              (2)          Not applicable.

              (3)(a) Specimen form of Distribution Agreement by and among The United States Life Insurance Company in the City of New York and American General Distributors, Inc.
                           (7)

              (3)(b) Specimen form of Selling Group Agreement by and among The United States Life Insurance Company in the City of New York, American General Distributors, Inc., and Selling Group Member. (7)

              (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

              (4)          Not applicable.

              (5) Specimen form of the "Platinum Investor Survivor" Second-to-Die Variable Universal Life Insurance Policy (Policy Form No. 99206N). (7)

              (6)(a) Copy of the Restated Charter of The United States Life Insurance Company in the City of New York). (1)

              (6)(b) Copy of the Bylaws, as amended May 24, 1994, of The United States Life Insurance Company in the City of New York). (1)

              (7)          Not applicable.

              (8)(a)(i) Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc.
                           (2)

              (8)(a)(ii) Form of Amendment No. 2 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Distributors, Inc., Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Distributors, Inc. (7)

              (8)(b)(i) Participation Agreement by and among The United States Life Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd. (2)

              (8)(b)(ii) Form of Amendment No. 2 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd. (7)

              (8)(c)(i) Form of Participation Agreement by and among A I M Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on behalf of itself and its separate accounts, and American General Securities Incorporated. (4)

              (8)(c)(ii) Form of Amendment No. 1 to Participation Agreement by and among A I M Variable Insurance Funds Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on behalf of itself and its separate accounts, and American General Securities Incorporated. (7)

              (8)(c)(iii) Form of Agreement with respect to Trademarks and Fund Names by and among A I M Distributors Inc., A I M Variable Insurance Funds Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated. (4)

              (8)(d)(i) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Series Portfolio Company and The Variable Annuity Life Insurance Company. (4)

              (8)(e) Form of Fund Participation Agreement between The United States Life Insurance Company in the City of New York and Dreyfus Variable Insurance Fund. (4)

              (8)(f)(i) Form of Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services. (4)

              (8)(f)(ii) Form of Amendment No. 1 to Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (5)

              (8)(g) Form of Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and The United States Life Insurance Company in the City of New York. (4)

              (8)(h)(i) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Safeco Resource Series Trust and Safeco Securities, Inc. (4)

              (8)(h)(ii) Form of Amendment No. 1 to Participation Agreement among The United States Life Insurance Company in the City of New York, American General Distributors, Inc., Safeco Resource Series Trust and Safeco Securities, Inc. (7)

              (8)(i) Form of Administrative Services Agreement between Safeco Asset Management Company and The United States Life Insurance Company in the City of New York. (4)

              (8)(j) Form of Administrative Services Agreement between Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherred, LLP and The United States Life Insurance Company in the City of New York. (4)

              (8)(k) Form of Administrative Services Agreement between Dreyfus Corporation and The United States Life Insurance Company in the City of New York. (4)

              (8)(l) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and A I M Advisors, Inc. (4)

              (8)(m) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and Van Kampen Asset Management Inc., dated as of December 1, 1998. (2)

              (8)(n) Form of Shareholder Services Agreement by and between the United States Life Insurance Company in the City of New York and American Century Investment Services, Inc. (5)

              (8)(o) Form of Fund Participation Agreement by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York (5)

              (8)(p)(i) Form of Participation Agreement among Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York. (5)

              (8)(p)(ii) Form of Amendment No. 1 to Participation Agreement among Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York. (7)

              (8)(q)(i) Form of Participation Agreement among Ayco Asset Management, Ayco Series Trust and The United States Life Insurance Company in the City of New York. (5)

              (8)(q)(ii) Form of Amendment No. 1 to Participation Agreement among Ayco Asset Management, Ayco Series Trust and The United States Life Insurance Company in the City of New York. (7)

              (8)(r) Form of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (5)

              (8)(s) Form of Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (5)

              (8)(t) Form of Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York and J.P. Morgan Series Trust II. (5)

              (8)(u) Form of Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York and Janus Aspen Series. (5)

              (8)(v) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York, Warburg, Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (5)

              (8)(w) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (5)

              (8)(x) Form of Services Agreement by and between Pacific Investment Management Company, LLC and The United States Life Insurance Company in the City of New York. (5)

              (8)(y) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Credit Suisse Asset Management, LLC. (5)

              (8)(z) Form of Administrative Services Agreement by and between Ayco Asset Management and The United States Life Insurance Company in the City of New York. (5)

              (8)(z)(ii) Form of Amendment No. 1 to Administrative Services Agreement by and between Ayco Asset Management, Ayco Series Trust and The United States Life Insurance Company in the City of New York. (7)

              (8)(aa) Form of Service Contract by and between Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (5)

              (8)(bb) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and The United States Life Insurance Company in the City of New York. (5)

              (8)(cc) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Morgan Guaranty Trust Company of New York. (5)

              (8)(dd) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and The United States Life Insurance Company in the City of New York. (5)

              (8)(ee) Form of PIMCO Variable Insurance Trust Services Agreement by and between The United States Life Insurance Company in the City of New York and PIMCO Variable Insurance Trust. (5)

              (8)(ff) Form of Administrative Services Agreement by and between Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York (5)

              (9)          Not applicable.

              (10)(a) Specimen form of application for life insurance issued by USL. (3)

              (10)(b) Specimen form of supplemental application for variable life insurance issued by USL on Policy Form No. 99206N. (6)

              (10)(c)      Amended Service Request Form for Home Office. (7)

              (11) Not applicable. Rule 17j(1)(c)(i) of the Investment Company Act of 1940 specifically exempts the Separate Account from adopting a code of ethics.

         Other Exhibits

              2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies.
                      (7)

              2(b)    Opinion and Consent of USL's actuary. (7)

              3       Not applicable.

              4       Not applicable.

              5       Financial Data Schedule. (Not applicable.)

              6       Consent of Independent Auditors. (Filed herewith)

              7 Powers of Attorney. (Filed herewith on signature pages)

              27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

 /1/ Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on September 18, 1998.

 /2/ Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on May 26, 1999.

 /3/ Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 27, 1999.

 /4/ Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on November 5, 1999.

 /5/ Incorporated by reference to Post-Effective Amendment No. 2 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 20, 2000.

 /6/ Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on March 15, 2001.

 /7/ Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R Filed on October 26, 2001.

                               POWERS OF ATTORNEY

         Each person whose signature appears below hereby appoints Robert F. Herbert, Jr. and Pauletta P. Cohn and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 30/th/ day of October, 2001.

                               THE UNITED STATES LIFE INSURANCE
                               COMPANY IN THE CITY OF NEW YORK
                               SEPARATE ACCOUNT USL VL-R
                               (Registrant)

                               BY:      THE UNITED STATES LIFE INSURANCE
                                        COMPANY IN THE CITY OF NEW YORK
                                        (On behalf of the Registrant and itself)



                               BY:      /s/ ROBERT F. HERBERT, JR.
                                        --------------------------------
                                        Robert F. Herbert, Jr.
                                        Senior Vice President


[SEAL]



ATTEST: /s/ LAUREN W. JONES
        ------------------------
            Lauren W. Jones
            Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                          Date
---------                     -----                          ----

RODNEY O. MARTIN, JR.*        Director, Chairman and         October 30, 2001
----------------------
(Rodney O. Martin, Jr.)       Chief Executive Officer



DAVID L. HERZOG*              Director, Executive Vice       October 30, 2001
----------------
(David L. Herzog)             President and Chief
                              Financial Officer

WILLIAM A. BACAS*             Director                       October 30, 2001
-----------------
(William A. Bacas)



RONALD E. BLAYLOCK*           Director                       October 30, 2001
-------------------
(Ronald E. Blaylock)



DONALD W. BRITTON*            Director                       October 30, 2001
------------------
(Donald W. Britton)



JAMES P. CORCORAN*            Director                       October 30, 2001
------------------
(James P. Corcoran)



DAVID J. DIETZ*               Director                       October 30, 2001
---------------
(David J. Dietz)

/s/ J. EDWARD EASLER, II*        Director                  October 30, 2001
-------------------------
J. Edward Easler, II



DR. PATRICIA O. EWERS*           Director                  October 30, 2001
----------------------
(Dr. Patricia O. Ewers)



THOMAS H. FOX*                   Director                  October 30, 2001
--------------
(Thomas H. Fox)



DAVID A. FRAVEL*                 Director                  October 30, 2001
----------------
(David A. Fravel)



JOHN V. LAGRASSE*                Director                  October 30, 2001
-----------------
(John V. LaGrasse)



WILLIAM J. O'HARA, JR.*          Director                  October 30, 2001
-----------------------
(William J. O'Hara, Jr.)



/s/ GARY D. REDDICK*             Director                  October 30, 2001
----------------------
Gary D. Reddick






*/s/ ROBERT F. HERBERT, JR.
----------------------------
By:  Robert F. Herbert, Jr.
       Attorney-in-Fact

EXHIBIT INDEX:

The following exhibits:

         1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

               Other Exhibits

                  6    Consent of Independent Auditors.

                                       E-1